Client Copy

TD Commercial Banking

TD Tower Branch
Commercial Banking Centre
2nd Floor, TD Tower
700 Georgia Street W., Pacific Centre
PO Box 10001
Vancouver, BC V7Y 1A2
Telephone No. : 604 654 0689
Fax No. : (604) 654-3489

April 26, 2007

Response Biomedical Corp.
100-8900 Glenlyon Pky
Burnaby, BC V5J 5J8

Attn: Mr. Rob Pilz

Dear Sirs

DEMAND OPERATING FACILITY AGREEMENT

This Agreement Between: **The Toronto-Dominion Bank** (the "Bank"), through its TD Tower Branch Commercial Banking Centre branch, in 700 Georgia Street W., Pacific Centre

and

Borrower's Legal Name: **Response Biomedical Corp.** (herein called "the Borrower")

Borrower's Address: 100-8900 Glenlyon Pky, Burnaby, BC, V5J 5J8.

Whereas:

(i) the Bank has agreed to establish a revolving demand credit facility (the "Facility");
(ii) the Facility is uncommitted and made available at the sole discretion of the Bank. The Facility may be cancelled at any time even if the Borrower complies with all of the terms and conditions;
(iii) the Facility will operate on the basis established in this Demand Operating Facility Agreement including without limitation the Standard Terms and Conditions attached as Schedule "A" (the "Agreement"), the terms of which may be changed by the Bank from time to time at the Bank's sole discretion.

In consideration of the Bank establishing the Facility, the Borrower hereby agrees with the Bank to the following terms and conditions:

CREDIT LIMIT

Amounts outstanding under the Facility will at all times be equal to or less than:

1) CDN$870,611 by way of Letter of Guarantee

PURPOSE	Security deposit to support premises lease contract.
BORROWING OPTIONS	The Bank will make the Facility available by way of: • Stand-by Letters of Guarantee in CDN$ ("L/Gs")
AVAILABILITY OF THE FACILITY	The Borrower acknowledges that the Facility is uncommitted and is not automatically available upon satisfaction of the terms and conditions, including without limitation the Representations & Warranties, Positive Covenants, Negative Covenants, or Financial Covenants set out herein. The Bank can demand repayment and/or cancel the availability of the Facility at any time.
INTEREST RATES AND STAMPING FEES	For the Borrowing Options available to the Borrower, interest rates and fees are as follows: • L/G's: 0.65 % per annum, increasing to 1.0% per annum once the face value falls below $500,000, as set out in the Letter of Credit Indemnity Agreement applicable to the issued L/G. Subject to a minimum fee of $250 per annum. Information on Interest Rate Definitions, Interest Calculations and Payment is set out in the Schedule "A" attached hereto.
ARRANGEMENT FEE	The Borrower will pay a non-refundable arrangement fee of 10 basis points prior to the first drawdown hereunder. There is an additional fee of $750 representing compensation for the Bank's cost incurred in issuance of a non-stander Letter of Guarantee format.
ANNUAL RENEWAL FEE	The Borrower will pay an annual renewal fee equal to 10 basis points of the outstanding Letter of Guarantee amount, subject to a minimum fee of $250.
DRAWDOWN	The Borrower will follow the provisions set out in this Agreement with respect to notice periods, minimum amounts of draws, interest periods, and applicable terms.
DISBURSEMENT CONDITIONS	The Borrower will not avail itself of the Facility nor will the Bank make the Facility available to the Borrower until the Borrower has fulfilled the standard Disbursement Conditions contained in Schedule "A" and the following disbursement conditions: a) The Letter of Guarantee will be issued upon completion of documentation and restraint of required security.
REPAYMENT	The Borrower agrees to repay the Bank on demand. If the Bank demands repayment, the Borrower will pay to the Bank all amounts outstanding under the Facility, including without limitation, as applicable, the amount of all unmatured B/As and the amount of all drawn and undrawn L/Gs and L/Cs. All costs to the Bank and all loss suffered by the Bank in re-employing the amounts so repaid will be paid by the Borrower.

SECURITY

The following security shall be provided, shall, unless otherwise indicated, support all present and future indebtedness and liability of the Borrower and the grantor of the security to the Bank including without limitation indebtedness and liability under guarantees, foreign exchange contracts, cash management products, and derivative contracts, shall be registered in first position, and shall be on the Bank's standard form, supported by resolutions and solicitor's opinion, all acceptable to the Bank:

a) General Hypothecation of Stocks and Bonds with power of attorney on the following marketable securities:
   - Commercial Paper having a credit rating of not less than R1-Mid having a value of not less than CDN$900,611.

b) Assignment of Term Deposits and Credit Balances registered in the name of Response Biomedical Corp in the amount of CDN$900,611. (Lodged at Transit 4321, TD Direct Trade).

c) Letter of Credit Indemnity Agreement.

d) Business Visa Agreement and Indemnity.

All persons and entities required to provide a guarantee shall be referred to herein individually as a "Surety" and/or "Guarantor" and collectively as the "Guarantors".

All of the above security and guarantees shall be referred to collectively in this Agreement as "Bank Security".

PERMITTED LIENS

Permitted Liens as referred to in Schedule "A" are:

Purchase Money Security Interests in equipment which Purchase Money Security Interests exists on the date of this Agreement ("Existing PMSIs") which are known to the Bank and all future Purchase Money Security Interests on equipment acquired to replace the equipment under Existing PMSIs, provided that the cost of such replacement equipment may not exceed the cost of the equipment subject to the Existing Lien by more than 10%.

REPRESENTATIONS & WARRANTIES

The Borrower makes the Standard Representations and Warranties set out in Schedule "A".

All representations and warranties shall be deemed to be continually repeated so long as the Borrower has any dealings with the Bank.

POSITIVE COVENANTS

The Borrower will observe the Standard Positive Covenants set out in Schedule "A" .

NEGATIVE COVENANTS

The Borrower will observe the Standard Negative Covenants set out in Schedule "A".

ANCILLARY FACILITIES

As at the date of this Agreement, the following uncommitted ancillary products are made available. These products may be subject to other agreements.

2) TD Visa Business card (or cards) for an aggregate amount of $25,000.

3) EDI Facility - limit of CDN$2,500.

SCHEDULE "A" TERMS AND CONDITIONS

Schedule "A" sets out the Standard Terms and Conditions ("Standard Terms and Conditions") which are applicable to the Borrower and which apply to this Facility. The Standard Terms and Conditions, including the defined terms set out therein, form part of this Agreement, unless this letter states specifically that one or more of the Standard Terms and Conditions do not apply or are modified.

We trust you will find these Facilities helpful in meeting your ongoing financing requirements. We ask that you acknowledge this offer of financing (which includes the Standard Terms and Conditions) by signing and returning the attached duplicate copy of this agreement to the undersigned by the earlier of May 15, 2007 or at least 3 days prior to the required issuance date of Facility #1

Yours truly,

THE TORONTO-DOMINION BANK

per Eugene Lam
Relationship Manager

David Humer
Manager Commercial Credit